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                                                                Exhibit 99(d)(6)
                                                                ----------------



                  [SEAMAN FURNITURE COMPANY, INC. LETTERHEAD]


                                                               December 24, 1997

To the Former Holders of Common Stock of
  Seaman Furniture Company, Inc.:


          We are pleased to inform you, that on December 23, 1997, the stockholders of Seaman Furniture Company, Inc. (the "Company") approved and adopted an Agreement and Plan of Merger dated as of August 13, 1997, as amended on September 4, 1997 (the "Merger Agreement"), by and between the Company and SFC Merger Company ("Newco"). Pursuant to the Merger Agreement, Newco was merged with and into the Company (the "Merger") effective on December 23, 1997.

          As a result of the Merger, as more fully described in the Proxy Statement dated November 21, 1997, which was sent to the stockholders of the Company, each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") was converted into the right to receive $25.05 in cash. Your Common Stock certificates should now be exchanged for the cash payment which you are entitled to receive. A Letter of Transmittal containing instructions for surrendering certificates to the disbursing agent is enclosed. The properly completed Letter of Transmittal, together with your Common Stock certificates, must be hand delivered or sent via overnight delivery or mail to the disbursing agent, ChaseMellon Shareholder Services, L.L.C., at the address indicated in the Letter of Transmittal. An envelope is enclosed for your convenience.

          If you send your certificates by mail, we recommend that they be sent by registered mail, properly insured, with return receipt requested. PLEASE DO NOT SEND YOUR COMMON STOCK CERTIFICATES TO THE COMPANY OR NEWCO.

          Please read carefully all instructions on the reverse side of the Letter of Transmittal and make certain that the letter is properly completed, dated and signed. It is important that you complete the letter and surrender your Common Stock certificates as soon as possible, for it is only upon their receipt that you will receive your cash payment. A toll-free number for any questions on completing the Letter of Transmittal is provided on the form.


                    Seaman Furniture Company, Inc.